Exhibit 99.11

Frequently Asked Questions for Second Lien Noteholders Regarding

Participation in the New Capital Offering pursuant to Postmedia Network Capital Corp.’s (“PNCC”)

and Postmedia Network Inc.’s (“PNI”, and together with PNCC, “Postmedia’s”) Recapitalization Transaction

All capitalized terms used in this Frequently Asked Questions but not otherwise defined herein have the meanings set forth in Postmedia’s management information circular dated August 5, 2016 (the “Information Circular”).

1.	Who can participate in the New Capital Offering?

All Eligible Second Lien Noteholders (as described below) as of the close of business on August 5, 2016 (the “Record Date”) have the right, but not the obligation, to participate in the New Capital Offering in respect of all or any portion of the Second Lien Notes held by such Eligible Second Lien Noteholder as of the Record Date. An Eligible Second Lien Noteholder that validly elects to participate in the New Capital Offering by following the procedures set forth in the New Second Lien Notes Participation Form is referred to as an “Electing Eligible Second Lien Noteholder”, and the Second Lien Notes in respect of which an Electing Eligible Second Lien Noteholder validly elects to participate in the New Capital Offering are referred to as the “Committed Second Lien Notes”.

An Eligible Second Lien Noteholder is a Noteholder that, as of the Record Date and as of the Effective Date of the Recapitalization under the Plan of Arrangement:

(a)	is a Noteholder as at the Record Date (being 5:00 p.m. (Toronto time) on August 5, 2016);

(b)

in the case of a Noteholder in the United States, is an institution that is an “accredited investor” within the meaning of Rule 501(a)(1), (2), (3) or (7) of Regulation D under the United States Securities Act of 1933, as amended; and

(c)

in the case of a Noteholder resident outside of Canada and the United States, is qualified to participate in the New Capital Offering in accordance with the laws of its jurisdiction of residence and it has provided evidence satisfactory to the Company to demonstrate such qualification.

2.	How do I calculate my Pro-Rata Share of the New Second Lien Notes?

Each Eligible Second Lien Noteholder will have the right, but not the obligation, to participate in the New Capital Offering by subscribing for and purchasing up to its pro rata share, determined by dividing the amount of Second Lien Notes held by such Eligible Second Lien Noteholder as at the Record Date by the aggregate amount of Second Lien Notes held by all Second Lien Noteholders as at the Record Date (the “New Capital Offering Pro-Rata Share”) of the Offered Notes, which amount shall be paid in US dollars based on the Canadian Exchange Rate (as defined below) as of the FX Date (as defined below). If an Electing Eligible Second Lien Noteholder fails to indicate the amount of its Committed Second Lien Notes, its Committed Second Lien Notes will be deemed to be 100% of the Second Lien Notes held by the Eligible Second Lien Noteholder as of the Record Date.

The subscription price for the Committed Second Lien Notes is to be paid in U.S. dollars based on the rate at which Canadian dollars may be exchanged into U.S. dollars, determined by reference to the Bank of Canada noon spot rate (the “Canadian Exchange Rate”) as of a date to be agreed by the Company and the Majority Supporting Second Lien Noteholders that is not more than seven Business Days prior to the Effective Date (the “FX Date”), or such other date as may be agreed by the Company and the Majority Supporting Second Lien Noteholders. For each US$1,000 principal amount of Second Lien Notes held on the Record Date, an Eligible Second Lien Noteholder would be entitled to subscribe for the US dollar equivalent of CDN$409.48 of New Second Lien Notes based on the Canadian Exchange Rate on the FX Date.

3.        As an Eligible Second Lien Noteholder, am I limited to purchasing only my New Capital Offering Pro-Rata Share of the New Second Lien Notes?

Yes. An Eligible Second Lien Noteholder has the right to subscribe for and purchase up to (but not more than) its New Capital Offering Pro-Rata Share of the New Second Lien Notes.

4.	What is the deadline for participating in the New Capital Offering?

Your Intermediary must submit your New Second Lien Notes Participation Form, along with a New Second Lien Notes Participation Summary (described below) by 12:00 p.m. (Toronto time) on September 2, 2016 (the “Participation Deadline”). Your Intermediary will set an earlier deadline for submission of the New Second Lien Notes Participation Form, and you should contact your Intermediary for further details.

5.	Where can I find more information regarding the terms of the New Second Lien Notes?

The Information Circular contains a description of the New Second Lien Notes in Appendix “H”. The Information Circular is available on Postmedia’s website at www.postmedia.com and on SEDAR under Postmedia’s profile at www.sedar.com. In addition, a copy of the draft form of indenture governing the New Second Lien Notes will be made available on Postmedia’s website at www.postmedia.com in advance of the Participation Deadline.

6.	What forms do I need to complete to participate in the New Capital Offering?

In order to participate in the New Capital Offering, each Eligible Second Lien Noteholder must:

(a) properly complete and duly execute a New Second Lien Notes Participation Form and submit the New Second Lien Notes Participation Form to their Intermediary;

(b) have its Intermediary complete and medallion/signature guarantee the New Second Lien Notes Participation Form; and

(c) ensure that its Intermediary mails, hand delivers, couriers, e-mails or faxes the New Second Lien Notes Participation Form and New Second Lien Notes Participation Summary to Kingsdale Shareholder Services (“Kingsdale”) in accordance with the procedures set forth in the New Second Lien Notes Participation Form on or prior to the Participation Deadline.

It is important to note that each Eligible Second Lien Noteholder who wishes to participate in the New Capital Offering will need to coordinate with his, her or its Intermediary and have the Intermediary complete, sign and stamp guarantee the signature pages located at Pages 11 and 12 of the New Second Lien Notes Participation Form, restricted to the number of Second Lien Notes held by the Eligible Second Lien Noteholder AS AT 5:00 p.m. (TORONTO TIME) ON AUGUST 5, 2016.

7.	Where can I get a New Second Lien Notes Participation Form?

A copy of the New Second Lien Notes Participation Form can be obtained as follows:

•	on Postmedia’s website at www.postmedia.com,

•	under Postmedia’s SEDAR profile at www.sedar.com, and

•	through Kingsdale by calling toll free at 1-866-581-0506 or by email at contactus@kingsdaleshareholder.com.

8.	Where do I send the New Second Lien Notes Participation Form?

You must submit your fully completed and duly executed New Second Lien Notes Participation Form to your Intermediary by e-mail or fax. After the New Second Lien Notes Participation Form has been fully completed, duly executed and submitted to your Intermediary by e-mail for fax, your Intermediary must deliver the completed, duly execution and medallion/signature guaranteed New Second Lien Notes Participation Form and one New Second Lien Notes Participation Summary to Kingsdale as follows:

By Registered Mail, Hand Delivery, or Courier During Regular Business Hours Only (8:00 a.m. to 5:00 p.m.

(Toronto time) Monday to Friday) or by E-mail or Fax.

Kingsdale Shareholder Services

By Mail, Hand Delivery or Courier:

Kingsdale Shareholder Services

The Exchange Tower

130 King Street West, Toronto, Suite 2950

P.O. Box 361

Ontario M5V 1E2

Attention: Corporate Actions

By E-mail: corpaction@kingsdaleshareolder.com

or

By Facsimile: 1-866-545-5580

The method used to deliver both the New Second Lien Notes Participation Form and the New Second Lien Notes Participation Summary is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such document is actually received.

9.      Is there any extension of time that is afforded to Eligible Second Lien Noteholders to deliver their New Second Lien Notes Participation Form if they are located outside of Canada?

No – once you have delivered your executed New Second Lien Notes Participation Form to your Intermediary, your Intermediary must deliver the New Second Lien Notes Participation Summary (together with the underlying New Second Lien Notes Participation Forms) to Kingsdale from your Intermediary by no later than 12:00 p.m. (Toronto time) on September 2, 2016.

10.    How will I know if my New Second Lien Notes Participation Form has been accepted and how will I know the amount of funds to pay?

Not less than five Business Days prior to the Effective Date, each Intermediary that submitted, on behalf of an Electing Second Lien Noteholder, a properly completed, duly executed and medallion/signature guaranteed New Second Lien Notes Participation Form and New Second Lien Notes Participation Summary will receive a notice of confirmation from Postmedia or its agent as to:

(a)	the Effective Date;

(b)	the number of New Second Lien Notes that will be acquired by such Electing Second Lien Noteholder on the Effective Date pursuant to the Subscription Privilege (the “Subscribed New Second Lien Notes”);

(c)

the amount of funds (in U.S. dollars based on the Canadian Exchange Rate as of the FX Date) required to be paid by such Intermediary on behalf of an Electing Second Lien Noteholder for the purchase of the Subscribed New Second Lien Notes to be acquired pursuant to the New Capital Offering (its “Subscription Amount”) by the Electing Second Lien Noteholder; and

(d)	the procedures for paying and depositing the Subscription Amount prior to the Funding Deadline.

11.	When will I need to fund my purchase of Committed Second Lien Notes?

Intermediaries for Electing Second Lien Noteholders will be required to forward, in immediately available funds by wire transfer an aggregate amount, in US dollars, representing the Subscription Amount no later than 11:00 a.m. (Toronto time) three Business Days prior to the Effective Date, failing which the participation of the Electing Second Lien Noteholder in the New Capital Offering will be deemed to be null and void.

12.	How will I know when the Effective Date is?

The Corporation will issue a press release prior to the proposed Effective Date advising Noteholders of such date. It is currently hoped that the Effective Date will be on or around September 30, 2016, but this may change.

QUESTIONS MAY BE DIRECTED TO THE PROXY SOLICITOR AND INFORMATION AGENT

The Exchange Tower

130 King Street West, Suite 2950, P.O. Box 361

Toronto, Ontario

M5X 1E2

www.kingsdaleshareholder.com

North American Toll Free Phone:

1-866-581-0506

Email: contactus@kingsdaleshareholder.com

Facsimile: 416-867-2271

Toll Free Facsimile: 1-866-545-5580

Outside North America, Banks and Brokers Call Collect: 416-867-2272

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